Exhibit 99.2

Overseas Regulatory Announcement –
Disposal Transaction

HUTCHMED (China) Limited (“HUTCHMED”) notes the below text, which is from an announcement released to the Stock Exchange of Hong Kong Limited on January 1, 2025 pursuant to Chapter 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. As described in the HUTCHMED announcement entitled “HUTCHMED Announces US$608 million Divestment of Non-Core Joint Venture”, the text relates to the proposed disposal of a 45% equity interest in Shanghai Hutchison Pharmaceuticals Limited.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing cancer drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also approved in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
Ben Atwell / Alex Shaw	+44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile)
Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Panmure Liberum	Nominated Advisor and Joint Broker
Atholl Tweedie / Freddy Crossley / Rupert Dearden	+44 20 7886 2500

HSBC	Joint Broker
Simon Alexander / Alina Vaskina / Arnav Kapoor	+44 20 7991 8888

Cavendish	Joint Broker
Geoff Nash / Nigel Birks	+44 20 7220 0500

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHMED (China) Limited
和黃醫藥（中國）有限公司
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 13)

MAJOR TRANSACTION

IN RELATION TO

THE DISPOSAL OF 45% EQUITY INTEREST IN

SHANGHAI HUTCHISON PHARMACEUTICALS LIMITED

the Seller (a wholly-owned subsidiary of the Company) entered into:

(i)

(ii)

major transaction of the Company and is subject to the reporting, announcement, circular and shareholders’ approval requirements under Chapter 14 of the Listing Rules.

B. The GP Health SPA — Right to Designate Purchaser for the GP Health Sale Shares” below), the Circular is expected to be dispatched to the Shareholders on or before January 28, 2025.

www.hutch-med.com/event in due course.

INTRODUCTION

On December 31, 2024, the Seller (a wholly-owned subsidiary of the Company) entered into:

(iii)
the GP Health SPA with GP Health Service Capital relating to the disposal of the GP Health Sale Shares, representing 35% equity interest in SHPL, for an aggregate purchase price of RMB3,482,627,982 (approximately US$473 million); and

(iv)
the Shanghai Pharma SPA with Shanghai Pharma relating to the disposal of the Shanghai Pharma Sale Shares, representing 10% equity interest in SHPL, for an aggregate purchase price of RMB995,036,566 (approximately US$135 million).

As of the date of the Agreements, SHPL, which operates its own-brand prescription drug business, is held as to 50% by the Seller and 50% by Shanghai TCM, and is a non-consolidated joint venture of the Company. Immediately upon the completion of the Proposed Disposal, the Company will retain an indirect 5% equity interest in SHPL.

REASONS FOR, AND BENEFITS OF, THE PROPOSED DISPOSAL

As the core business of the Group is the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases including the advancement of next-generation antibody-targeted-therapy conjugate programs, the Proposed Disposal will further optimize the Group’s capital and debt structure (including improving its cash balance and reducing its onshore liability level) by monetizing the underlying value of the SHPL joint venture, which operates its own-brand prescription drug business, and allowing the Group to focus resources on its core business areas.

Based on the above, the Directors consider that the terms of the Agreements and the transactions contemplated thereunder are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

IMPLICATIONS UNDER THE LISTING RULES

As the highest applicable percentage ratio in respect of the Proposed Disposal exceeds 25% but is less than 75%, the Proposed Disposal constitutes a major transaction of the Company and is subject to the reporting, announcement, circular and shareholders’ approval requirements under Chapter 14 of the Listing Rules.

EGM AND CIRCULAR

An EGM will be convened to consider and, if thought fit, to approve the transactions contemplated under the Agreements, including the Proposed Disposal. All Shareholders who have a material interest (which is different from all other Shareholders) in any of the transactions contemplated under the Agreements, including the Proposed Disposal, and their associates (as defined in the Listing Rules) will be required to abstain from voting on the resolution to approve the transactions contemplated under the Agreements, including the Proposed Disposal, at the EGM.

The Circular containing, among other things, (i) further details on the terms of the Proposed Disposal; and (ii) other information as required under the Listing Rules together with a notice convening the EGM, will be dispatched to the Shareholders in due course. As additional time is required to allow for GP Health Service Capital to designate the GP Purchaser Fund and the Designated Purchaser to purchase all or part of the GP Health Sale Shares and for the share purchase agreements to be entered into on or before January 17, 2025 (or such other date before Closing as agreed by the Seller), or procure the GP Purchaser Funds to purchase any remaining undesignated GP Health Sale Shares and enter into share purchase agreements (as described in the section headed “B. The GP Health SPA — Right to Designate Purchaser for the GP Health Sale Shares” below), the Circular is expected to be dispatched to the Shareholders on or before January 28, 2025.

The Company will host a short update call on Tuesday, January 7, 2025. Details will be available at www.hutch-med.com/event in due course.

The Proposed Disposal is subject to all of the conditions under the Agreements being satisfied (or, if applicable, waived) and therefore may or may not become unconditional. If any of the conditions under the Agreements is not satisfied (or, if applicable, waived), the Proposed Disposal will not proceed. Shareholders and potential investors are reminded to exercise caution when dealing in the shares and other securities of the Company.

A.INTRODUCTION

On December 31, 2024, the Seller (a wholly-owned subsidiary of the Company) entered into:

(i)	the GP Health SPA with GP Health Service Capital relating to the disposal of the GP Health Sale Shares, representing 35% equity interest in SHPL; and

(ii)	the Shanghai Pharma SPA with Shanghai Pharma relating to the disposal of the Shanghai Pharma Sale Shares, representing 10% equity interest in SHPL.

As of the date of the Agreements, SHPL, which operates its own-brand prescription drug business, is held as to 50% by the Seller and 50% by Shanghai TCM, and is a non-consolidated joint venture of the Company. Immediately upon the completion of the Proposed Disposal, the Company will retain an indirect 5% equity interest in SHPL.

B.THE GP HEALTH SPA

The principal terms of the GP Health SPA are set out below:

Date

December 31, 2024

Parties

(i)	the Seller (as seller); and

(ii)	GP Health Service Capital (as purchaser).

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, GP Health Service Capital and its ultimate beneficial owners are third parties independent of the Company and its connected persons.

Subject Matter

The Seller agreed to sell, and GP Health Service Capital agreed to purchase, the GP Health Sale Shares, representing 35% equity interest in SHPL.

Right to Designate Purchaser for the GP Health Sale Shares

On or before January 17, 2025 (or such other date before Closing as agreed by the Seller), subject to the prior written consent by the Seller, GP Health Service Capital has the right to designate (i) a fund established by GP Health Service Capital as manager and one of the general partners (the “GP Purchaser Fund”), and (ii) another designated party (the “Designated Purchaser”) to purchase all or part of the GP Health Sale Shares.

Upon designation by GP Health Service Capital, the Designated Purchaser will purchase no more than 10% equity interest in SHPL from the GP Health Sale Shares and the remaining GP Health Sale Shares will be purchased by the GP Purchaser Fund, subject to the following conditions:

(i)	each of the GP Purchaser Fund, the Designated Purchaser and their respective ultimate beneficial owners are third parties independent of the Company and its connected persons;

(ii)	on or before January 17, 2025 (or such other date before Closing as agreed by the Seller), the Seller and GP Health Service Capital will enter into a share purchase agreement on substantially the same terms as the GP Health SPA (save for the right to designate other purchasers) with each of the GP Purchaser Fund and the Designated Purchaser, and each of the GP Purchaser Fund and the Designated Purchaser will assume the respective rights and obligations of GP Health Service Capital under the GP Health SPA corresponding to the proportionate equity interest in SHPL they will purchase; and

(iii)	the GP Health SPA will be amended in accordance with such designation.

If GP Health Service Capital does not designate and enter into the share purchase agreements referred to above in respect of all of the GP Health Sale Shares on or before January 17, 2025 (or such other date before Closing as agreed by the Seller), GP Health Service Capital will procure the GP Purchaser Fund and/or one or more new funds established by GP Health Service Capital as manager and one of the general partners (together with the GP Purchaser Fund, the “GP Purchaser Funds”) to purchase the remaining undesignated GP Health Sale Shares, subject to all of the conditions referred to above.

Further announcement(s) containing details of the GP Purchaser Funds and the Designated Purchaser will be made by the Company as and when the GP Purchaser Funds and the Designated Purchaser have been designated by GP Health Service Capital and share purchase agreements are entered into with the GP Purchaser Funds and the Designated Purchaser.

Consideration

The aggregate purchase price for the GP Health Sale Shares is RMB3,482,627,982 (approximately US$473 million). The aggregate purchase price (after deducting withholding tax) is payable in cash by GP Health Service Capital to an escrow account jointly managed by the Seller and GP Health Service Capital on the date of Closing. Upon the obtaining of all necessary approvals from relevant government authorities after the date of Closing, the aggregate purchase price (after deducting withholding tax) paid by GP Health Service Capital will be released for remittance to an offshore bank account designated by the Seller.

The purchase price was determined after arm’s length negotiations between the parties with reference to SHPL’s consolidated net profit for the year ended December 31, 2023 attributable to the GP Health Sale Shares.

Profit Compensation

(i)Interim Profit Compensation

In the event that the actual net profit of SHPL for any year during the Profit Guarantee Period of the years ending December 31, 2024, 2025, 2026 and 2027 (the “Actual Net Profit”) is lower than the guaranteed net profit for the year of RMB663.0 million, RMB696.5 million, RMB731.0 million and RMB767.5 million respectively (the “Guaranteed Net Profit”), within 30 Business Days from the date when the annual audit report of SHPL for the respective year is issued, the Seller is required to provide interim profit compensation to GP Health Service Capital (the “Interim Profit Compensation”) in cash, in the amount calculated as follows:

A x (B - C)

in which “A” refers to the equity interest purchased by GP Health Service Capital pursuant to the GP Health SPA, “B” refers to the Guaranteed Net Profit for the year, and “C” refers to the Actual Net Profit for the year.

(ii)Cumulative Profit Compensation

In the event that the actual cumulative net profit of SHPL for the Profit Guarantee Period (the “Actual Cumulative Net Profit”) is lower than the guaranteed cumulative net profit of RMB2,858 million (the “Guaranteed Cumulative Net Profit”), within 30 Business Days from the date when the annual audit report for the year ending December 31, 2027 of SHPL is issued, the Seller is required to provide cumulative profit compensation to GP Health Service Capital (the “Cumulative Profit Compensation”), which may be settled in cash or in the form of equity interests in SHPL.

If the Seller settles the Cumulative Profit Compensation in cash, the amount will be calculated as follows:

A x (B / C -1) - D

in which “A” refers to the aggregate purchase price paid by GP Health Service Capital (i.e. RMB3,482,627,982), “B” refers to the Guaranteed Cumulative Net Profit, “C” refers to the Actual Cumulative Net Profit and “D” refers to any Interim Profit Compensation already paid.

The Seller and GP Health Service Capital will further agree in writing in respect of any settlement of Cumulative Profit Compensation in the form of the transfer of equity interests in SHPL (or any other forms).

If the Seller and GP Health Service Capital agree on the settlement of the compensation amount in the form of the transfer of equity interests in SHPL, the equity interest percentage to be transferred by the Seller to GP Health Service Capital will be calculated as follows:

A x (B / C -1) x (1 - D / E)

in which “A” refers to the equity interest purchased by GP Health Service Capital pursuant to the GP Health SPA, “B” refers to the Guaranteed Cumulative Net Profit, “C” refers to the Actual Cumulative Net Profit, “D” refers to any Interim Profit Compensation already paid and any Cumulative Profit Compensation already settled in cash, and “E” refers to the amount of Cumulative Profit Compensation to be settled in cash before deduction of any Interim Profit Compensation already paid.

The Seller shall provide the Interim Profit Compensation and/or the Cumulative Profit Compensation to GP Health Service Capital within 30 Business Days from the determination of the Interim Profit Compensation and/or the Cumulative Profit Compensation, except that if internal procedures including obtaining necessary shareholders’ approval are required then the time required for such procedures will not count towards the 30 Business Days, but in any event the compensation shall be paid no later than 45 Business Days from the determination of the Interim Profit Compensation and/or the Cumulative Profit Compensation or such date as mutually agreed by the parties.

Any Interim Profit Compensation and/or Cumulative Profit Compensation payable by the Seller during the Profit Guarantee Period will first be offset against the Seller’s portion of the undistributed profit or loss of SHPL prior to Closing. Please refer to “– Pre-Closing Profit or Loss Allocation” below for further details.

The aggregate cash-equivalent amount of the Interim Profit Compensation and the Cumulative Profit Compensation will not exceed RMB696 million.

Operation and Management of SHPL during the Transition Period

The parties have agreed that during the Transition Period, the Seller has the right to recommend the general manager of SHPL (who is the core management personnel responsible for all production operation and management activities of SHPL) for nomination by Shanghai Pharma and appointment by the board of directors of SHPL. In addition, the board of directors of SHPL has approved the financial budget for the year ending December 31, 2025 and the principles of the financial budget for the years ending December 31, 2026 and 2027, including the targets for net profit of SHPL which are no less than the Guaranteed Net Profit.

Distribution of Retained Earnings of SHPL

On the date of Closing, the shareholders of SHPL will approve the distribution of retained earnings as of October 31, 2024 of SHPL in the following manner:

(i)

on the date of Closing, retained earnings in the amount of RMB414 million will be declared and become the entitlement of the existing shareholders of SHPL, being the Seller and Shanghai TCM, in proportion to their respective shareholding percentage in SHPL before Closing (the “Attributed Retained Earnings”); and

(ii)

on the date of Closing, the remaining undistributed retained earnings in the amount of RMB423 million will be declared and become the entitlement of the then shareholders of SHPL immediately after Closing in proportion to their respective shareholding percentage in SHPL, and will be distributed to the then shareholders of SHPL no later than September 30, 2025.

Pre-Closing Profit or Loss Allocation

On the date of Closing, the shareholders of SHPL will approve the allocation of profits or losses prior to Closing in the following manner:

(i)

the profits or losses generated by SHPL during the period between November 1, 2024 and the earlier of (a) the date of Closing and (b) March 31, 2025 will be declared and become the entitlement of the existing shareholders of SHPL, being the Seller and Shanghai TCM, in proportion to their respective shareholding percentage in SHPL before Closing; and

(ii)

the profits or losses generated by SHPL during the period between April 1, 2025 and the date of Closing (if any) will be declared and become the entitlement of the then shareholders of SHPL immediately after Closing in proportion to their respective shareholding percentage in SHPL

(collectively, the “Attributed Profit or Loss”).

Adjustable Retained Dividends

RMB315 million of the Seller’s portion of the Attributed Retained Earnings and the Attributed Profit or Loss will be retained by SHPL as adjustable retained dividends (the “Seller’s Adjustable Retained Dividends”). If the Seller is required provide any Interim Profit Compensation or Cumulative Profit Compensation during the Profit Guarantee Period, the amount equivalent to the Interim Profit Compensation or Cumulative Profit Compensation payable will be deducted from the Seller’s Adjustable Retained Dividends and be distributed to GP Health Service Capital instead.

After the Profit Guarantee Period and the due settlement of any Interim Profit Compensation or Cumulative Profit Compensation by the Seller, the Seller’s Adjustable Retained Dividends (subject to any adjustment referred to above) will be distributed to the Seller by no later than December 31, 2028.

Board Composition of SHPL

The board of directors of SHPL consists of seven directors, of which Shanghai Pharma has the right to nominate four directors, GP Health Service Capital has the right to nominate two directors and the Seller has the right to nominate one director.

Conditions

(i)Conditions to obligations of both the Seller and GP Health Service Capital

The obligations of both the Seller and GP Health Service Capital under the GP Health SPA are conditional upon (i) the simultaneous Closing of the Shanghai Pharma SPA, and (ii) the Company having obtained all necessary internal approvals and shareholders’ approval with respect to the GP Health SPA.

(ii)Conditions to the Seller’s obligation to sell

The Seller’s obligation to sell under the GP Health SPA is also conditional on the satisfaction or waiver (as applicable) of certain conditions, including (i) the obtaining of the necessary government approvals (including, if applicable, antitrust approvals) and the completion of the necessary governmental registration by GP Health Service Capital (including the necessary governmental registration to be completed by the GP Purchaser Fund and the Designated Purchaser), (ii) GP Health Service Capital having obtained all necessary internal approvals, (iii) the agreement among the then shareholders of SHPL immediately after Closing on arrangements concerning SHPL such as corporate governance, business development and shareholders’ rights during the Transition Period, (iv) the agreement among the then shareholders of SHPL immediately after Closing on the distribution of retained earnings as of October 31, 2024 of SHPL and the allocation of profits or losses generated by SHPL prior to Closing, and (v) GP Health Service Capital having demonstrated it has sufficient funds to settle the purchase price and complete the transaction.

(iii)Conditions to GP Health Service Capital’s obligation to purchase

GP Health Service Capital’s obligation to purchase under the GP Health SPA is also conditional on the satisfaction or waiver (as applicable) of certain conditions, including (i) the Seller having obtained all necessary internal approvals, (ii) the agreement among the then shareholders of SHPL immediately after Closing on arrangements concerning SHPL such as corporate governance, business development and shareholders’ rights during the Transition Period, (iii) the agreement among the then shareholders of SHPL immediately after Closing on the distribution of retained earnings as of October 31, 2024 of SHPL and the allocation of profits or losses generated by SHPL prior to Closing, and (iv) there being no occurrence of events that could have any material adverse impact on SHPL and its development prospects.

Closing

Within two Business Days after the satisfaction or waiver (as applicable) of the conditions (other than conditions which can only be satisfied at Closing by nature), GP Health Service Capital will initiate, and complete on a best effort basis, the declaration of withholding taxes to the relevant tax authorities.

Closing will take place (i) on the third Business Day after the issuance of certificate for withholding taxes by the relevant tax authorities; or (ii) such other date as may be agreed by the parties to the GP Health SPA.

Termination

Both parties have the right to terminate the GP Health SPA if any of the conditions are not satisfied or waived (as applicable) by the Longstop Date, provided that the failure to satisfy such condition is not caused or resulted from the failure of such party to perform any obligation under the GP Health SPA or within the control of such party.

The Seller is entitled to unilaterally terminate the GP Health SPA prior to Closing by written notice to GP Health Service Capital in the event that GP Health Service Capital fails to pay the purchase price for the GP Health Sale Shares or settle the payment of withholding taxes in accordance with the GP Health SPA and fails to remedy such failure. Either party is entitled to unilaterally terminate the GP Health SPA if the other party materially breaches its warranty or other covenants or obligations under the GP Health SPA and fails to remedy such breach.

C.THE SHANGHAI PHARMA SPA

The principal terms of the Shanghai Pharma SPA are set out below:

Date

December 31, 2024

Parties

(i)	the Seller (as seller); and

(ii)	Shanghai Pharma (as purchaser).

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, Shanghai Pharma and its ultimate beneficial owners are third parties independent of the Company and its connected persons.

Subject Matter

The Seller agreed to sell, and Shanghai Pharma agreed to purchase, the Shanghai Pharma Sale Shares, representing 10% equity interest in SHPL.

Consideration

The aggregate purchase price for the Shanghai Pharma Sale Shares is RMB995,036,566 (approximately US$135 million). The aggregate purchase price (after deducting withholding tax) is payable in cash by Shanghai Pharma to an escrow account jointly managed by the Seller and Shanghai Pharma on the date of Closing. Upon the obtaining of all necessary approvals from relevant government authorities after the date of Closing, the aggregate purchase price (after deducting withholding tax) paid by Shanghai Pharma will be released for remittance to an offshore bank account designated by the Seller.

The purchase price was determined after arm’s length negotiations between the parties with reference to SHPL’s consolidated net profit for the year ended December 31, 2023 attributable to the Shanghai Pharma Sale Shares.

Operation and Management of SHPL during the Transition Period

The Seller and Shanghai Pharma agreed on the same arrangements concerning the operation and management of SHPL during the Transition Period under the GP Health SPA. Please refer to the section headed “B. The GP Health SPA – Operation and Management of SHPL during the Transition Period” above for details.

Distribution of Retained Earnings of SHPL

The Seller and Shanghai Pharma agreed on the same arrangements concerning the distribution of retained earnings as of October 31, 2024 of SHPL under the GP Health SPA. Please refer to the section headed “B. The GP Health SPA – Distribution of Retained Earnings of SHPL” above for details.

Pre-Closing Profit or Loss Allocation

The Seller and Shanghai Pharma agreed on the same arrangements concerning the allocation of profits or losses generated by SHPL prior to Closing under the GP Health SPA. Please refer to the section headed “B. The GP Health SPA – Pre-Closing Profit or Loss Allocation” above for details.

Board Composition of SHPL

The board of directors of SHPL consists of seven directors, of which Shanghai Pharma has the right to nominate four directors, GP Health Service Capital has the right to nominate two directors and the Seller has the right to nominate one director.

Conditions

(i)Conditions to obligations of both the Seller and Shanghai Pharma

The obligations of both the Seller and Shanghai Pharma under the Shanghai Pharma SPA are conditional upon (i) the simultaneous Closing of the GP Health SPA, (ii) the Company having obtained all necessary internal approvals and shareholders’ approval with respect to the Shanghai Pharma SPA, and (iii) the obtaining of the necessary government approvals (including antitrust approvals) and the completion of the necessary governmental registration by Shanghai Pharma.

(ii)Conditions to the Seller’s obligation to sell

The Seller’s obligation to sell under the Shanghai Pharma SPA is also conditional on the satisfaction or waiver (as applicable) of certain conditions, including (i) Shanghai Pharma having obtained all necessary internal approvals, (ii) the parties’ agreement on arrangements concerning SHPL such as corporate governance, business development and shareholders’ rights during the Transition Period, (iii) the parties’ agreement on the distribution of retained earnings as of October 31, 2024 of SHPL and the allocation of profits or losses generated by SHPL prior to Closing, and (iv) affiliates of Shanghai Pharma having irrevocably agreed to waive their right of first refusal to purchase 35% equity interest in SHPL.

(iii)Conditions to Shanghai Pharma’s obligation to purchase

Shanghai Pharma’s obligation to purchase under the Shanghai Pharma SPA is also conditional on the satisfaction or waiver (as applicable) of certain conditions, including (i) the Seller having obtained all necessary internal approvals, and (ii) there being no occurrence of events that could have any material adverse impact on SHPL and its development prospects.

Closing

Within two Business Days after the satisfaction or waiver (as applicable) of the conditions (other than conditions which can only be satisfied at Closing by nature), Shanghai Pharma will initiate, and complete on a best effort basis, the declaration of withholding taxes to the relevant tax authorities, provided that the Seller has provided all required information of the Seller to Shanghai Pharma.

Closing will take place (i) on the third Business Day after the issuance of certificate for withholding taxes by the relevant tax authorities; or (ii) such other date as may be agreed by the parties to the Shanghai Pharma SPA.

Termination

Both parties have the right to terminate the Shanghai Pharma SPA if any of the conditions are not satisfied or waived (as applicable) by the Longstop Date, provided that the failure to satisfy such condition is not caused or resulted from the failure of such party to perform any obligation under the Shanghai Pharma SPA in time or within the control of such party.

The Seller is entitled to unilaterally terminate the Shanghai Pharma SPA prior to Closing by written notice to Shanghai Pharma in the event that Shanghai Pharma fails to pay the purchase price for the Shanghai Pharma Sale Shares or settle the payment of withholding taxes in accordance with the Shanghai Pharma SPA and fails to remedy such failure. Either party is entitled to unilaterally terminate the Shanghai Pharma SPA if the other party materially breaches its warranty or other covenants or obligations under the Shanghai Pharma SPA and fails to remedy such breach.

D.REASONS FOR, AND BENEFITS OF, THE PROPOSED DISPOSAL

As the core business of the Group is the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases including the advancement of next-generation antibody-targeted-therapy conjugate programs, the Proposed Disposal will further optimize the Group’s capital and debt structure (including improving its cash balance and reducing its onshore liability level) by monetizing the underlying value of the SHPL joint venture, which operates its own-brand prescription drug business, and allowing the Group to focus resources on its core business areas.

Based on the above, the Directors consider that the terms of the Agreements and the transactions contemplated thereunder are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The Company expects to record a gain on disposal of approximately US$477 million before taxation based on the difference between the aggregate purchase price for the Sale Shares (taking into account the Company’s current estimate of the Interim Profit Compensation and Cumulative Profit Compensation as described in the section headed “B. The GP Health SPA — Profit Compensation” above) and the carrying value of the Sale Shares representing the Seller’s investment in SHPL. The actual gain to be recorded by the Company is subject to review and audit, and therefore may vary from the amount mentioned above.

The Company intends to use the proceeds from the Proposed Disposal to further develop its internal pipeline and drive its core business strategy forward. This pipeline and strategy include its next-generation antibody drug conjugate (“ADC”) platform, which builds on the Company’s extensive knowledge from pursuing oncological pathways and proven expertise in small molecule targeted therapeutics. By combining antibodies with targeted therapeutics instead of cytotoxins, these antibody-targeted therapy conjugates (“ATTCs”) offer dual mechanisms for addressing a target. Pre-clinical research has shown robust anti-tumor activity with durable response following a single administration, and stronger anti-tumor activity compared to administration with the individual antibody and targeted therapy components, improving tolerability associated with targeted therapy. The Company plans to move the first of these ATTCs into clinical trials in the second half of 2025.

E.IMPLICATIONS UNDER THE LISTING RULES

As the highest applicable percentage ratio in respect of the Proposed Disposal exceeds 25% but is less than 75%, the Proposed Disposal constitutes a major transaction of the Company and is subject to the reporting, announcement, circular and shareholders’ approval requirements under Chapter 14 of the Listing Rules.

F.INFORMATION ON THE PARTIES AND SHPL

(1)The Company

The Company is an innovative, commercial-stage, biopharmaceutical company. Іt is committed to the discovery, global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception, it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also approved in the US, Europe and Japan.

(2)GP Health Service Capital

GP Health Service Capital is a company incorporated under the laws of the PRC with limited liability. Its largest shareholder is GP Capital. It is a professional fund management company committed to industrial investment, mergers and acquisitions and integrations in the medical and health field.

(3)Shanghai Pharma

Shanghai TCM is a wholly-owned subsidiary of Shanghai Pharma.

Shanghai Pharma is a national integrated pharmaceutical company in the PRC that has leading positions in both pharmaceutical production and distribution markets. Shanghai Pharma’s business mainly covers two segments, namely, pharmaceutical industry and pharmaceutical business. The A shares and H shares of Shanghai Pharma are listed on the Shanghai Stock Exchange (stock code: 601607) and the Hong Kong Stock Exchange (stock code: 02607), respectively.

(4)SHPL

SHPL is a company incorporated under the laws of the PRC with limited liability and is principally engaged in manufacturing, selling and distribution of prescription drug products. As of the date of the Agreements, SHPL is held as to 50% by the Seller and 50% by Shanghai TCM, and is a non-consolidated joint venture of the Company. Immediately upon the completion of the Proposed Disposal, the Company will retain an indirect 5% equity interest in SHPL (without taking into account any transfer of equity interest in SHPL for the settlement of any Cumulative Profit Compensation in the form of equity interest in SHPL, if so agreed between the Seller and GP Health Service Capital).

Based on the audited consolidated financial statements of SHPL prepared in accordance with International Financial Reporting Standards, the audited net profits before and after taxation of SHPL for the two years ended December 31, 2022 and 2023 are:

	For the year ended December 31,
	2022	2023
	(in US$’000)
Net profit before taxation	116,421	112,485
Net profit after taxation	99,683	95,463

The unaudited consolidated net asset value of SHPL as at June 30, 2024 was approximately US$156.4 million.

G.RECOMMENDATION OF THE BOARD

Having taken into account the reasons for, and benefits of, the Proposed Disposal as set out above, the Directors have unanimously approved, among other things, the Proposed Disposal and recommend the Shareholders to vote in favour of the resolution to be proposed at the EGM to approve the transactions contemplated by the Agreements, including the Proposed Disposal.

H.EGM AND CIRCULAR

An EGM will be convened to consider and, if thought fit, to approve the transactions contemplated under the Agreements, including the Proposed Disposal. All Shareholders who have a material interest (which is different from all other Shareholders) in any of the transactions contemplated under the Agreements, including the Proposed Disposal, and their associates (as defined in the Listing Rules) will be required to abstain from voting on the resolution to approve the transactions contemplated under the Agreements, including the Proposed Disposal, at the EGM.

The Circular containing, among other things, (i) further details on the terms of the Proposed Disposal; and (ii) other information as required under the Listing Rules together with a notice convening the EGM, will be dispatched to the Shareholders in due course. As additional time is required to allow for GP Health Service Capital to designate the GP Purchaser Fund and the Designated Purchaser to purchase all or part of the GP Health Sale Shares and for the share purchase agreements to be entered into on or before January 17, 2025 (or such other date before Closing as agreed by the Seller), or procure the GP Purchaser Funds to purchase any remaining undesignated GP Health Sale Shares and enter into share purchase agreements (as described in the section headed “B. The GP Health SPA — Right to Designate Purchaser for the GP Health Sale Shares” above), the Circular is expected to be dispatched to the Shareholders on or before January 28, 2025.

The Proposed Disposal is subject to all of the conditions under the Agreements being satisfied (or, if applicable, waived) and therefore may or may not become unconditional. If any of the conditions under the Agreements is not satisfied (or, if applicable, waived), the Proposed Disposal will not proceed. Shareholders and potential investors are reminded to exercise caution when dealing in the shares and other securities of the Company.

I.DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Agreements”	the GP Health SPA and the Shanghai Pharma SPA

“Business Day”	a day (other than a Saturday, Sunday or public holiday) on which banks in the PRC are generally open for business

“Circular”	the circular to be dispatched by the Company to the Shareholders in connection with the EGM

“Closing”	closing of the Proposed Disposal in accordance with the terms of the Agreements

“Company”

HUTCHMED (China) Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the Main Board of the Hong Kong Stock Exchange (stock code: 13), the AIM market of the London Stock Exchange (stock code: HCM) and in the form of American depositary shares on the NASDAQ Global Select Market (ticker symbol: HCM)

“Directors”	the directors of the Company

“EGM”

the extraordinary general meeting of the Company to be convened for the Shareholders to consider and, if thought fit, approve the transactions contemplated by the Agreements, including the Proposed Disposal and, if applicable, share purchase agreements with the GP Purchaser Funds and the Designated Purchaser

“GP Health Service Capital”	GP Health Service Capital Co., Ltd. (上海金浦健服股權投資管理有限公司), a company incorporated in the PRC with limited liability

“GP Health Sale Shares”	shares representing 35% equity interest in SHPL

“GP Health SPA”	the share purchase agreement dated December 31, 2024 entered into between the Seller and GP Health Service Capital in relation to the disposal of the GP Health Sale Shares

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollar, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (as amended and supplemented from time to time)

“Longstop Date”

the date which is four months from the date of the Agreements (i.e. April 30, 2025) or, if extended in accordance with the Agreements, six months from the date of the Agreements (i.e. June 30, 2025) (or as mutually agreed in writing between the parties to the respective Agreement)

“PRC”	the People’s Republic of China, but for the purposes of this announcement only, except where the context requires, references to PRC or China exclude Hong Kong, Macau and Taiwan

“Profit Guarantee Period”	the years ending December 31, 2024, 2025, 2026 and 2027

“Proposed Disposal”	the proposed disposal of the GP Health Sale Shares pursuant to the GP Health SPA and the proposed disposal of the Shanghai Pharma Sale Shares pursuant to the Shanghai Pharma SPA

“RMB”	Renminbi, the lawful currency of the PRC

“Sale Shares”	collectively, the GP Health Sale Shares and the Shanghai Pharma Sale Shares, representing 45% equity interest in SHPL in aggregate

“Seller”	Shanghai HUTCHMED Investment (HK) Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of the Company

“Shanghai Pharma”

Shanghai Pharmaceuticals Holding Co., Ltd.* (上海醫藥集團股份有限公司), a joint stock company incorporated in the PRC with limited liability listed on the Shanghai Stock Exchange (stock code: 601607) and on the Main Board of the Hong Kong Stock Exchange (stock code: 02607)

“Shanghai Pharma Sale Shares”	shares representing 10% equity interest in SHPL

“Shanghai Pharma SPA”	the share purchase agreement dated December 31, 2024 entered into between the Seller and Shanghai Pharma in relation to the disposal of the Shanghai Pharma Sale Shares

“Shanghai TCM”	Shanghai Traditional Chinese Medicine Co., Ltd.* (上海市藥材有限公司), a company established in the PRC with limited liability and a wholly-owned subsidiary of Shanghai Pharma

“Shareholder(s)”	the holders of the shares of the Company

“SHPL”	Shanghai Hutchison Pharmaceuticals Limited, a company incorporated in the PRC with limited liability

“Transition Period”	three years from the date of Closing or until June 30, 2028, whichever is later

“US$”	US dollars, the lawful currency of the United States of America

“%”	per cent.

* For identification purposes only

For the purpose of this announcement, the conversion of amounts in Renminbi into US dollars has been made at the rate of US$1 to RMB7.36. The amounts in US dollars so converted are stated for reference only and the statement of those amounts should not be construed as a representation that amounts in Renminbi have been, or could be, converted into US dollars at this or any other rate.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also approved in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including, without limitation, statements concerning: HUTCHMED’s future plans and prospects, its expectations as to the anticipated amount of proceeds, the intended use of proceeds, the anticipated closing date of the proposed transactions, and the therapeutic potential and clinical development of its R&D programs as well as the safety, efficacy, tolerability, scalability or combinability of all candidates under such programs. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding the amount and timely receipt of the considerations, satisfaction of the conditions precedent to the consummation of the proposed transactions (including the ability of the parties to secure regulatory approvals on the terms expected, at all or in a timely manner), the ability of the parties to complete the proposed transaction, the continued sufficiency of preclinical and clinical data to support development and approval of the R&D programs in China, in the United States and in other jurisdictions, their potential to gain clinical trial approvals from regulatory authorities,  the  safety  profile  of  the  R&D  programs,  HUTCHMED  ability  to  fund,  implement  and complete its further clinical development and commercialization plans for the R&D programs, the timing of these events; actions of regulatory agencies, which may affect the initiation, timing and progress of clinical  trials  or  the  regulatory  pathway  for  the  ATTC  programs;  and HUTCHMED’s  ability  to successfully develop and commercialize the R&D programs. In addition, when or if used herein, the words and phrases “aims,” “anticipates,” “believes,” “continue,” “estimates,” “expects,” “intends,” “may,” “on track,” “predicts,” “plans,” “potential,” “promising,” “should,” “to be,” “will,” and similar expressions and their variants, as they relate to the Company may identify forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Although HUTCHMED believes the expectations reflected in such forward-looking statements are reasonable, HUTCHMED can give no assurance that such expectations will prove to be correct. Readers are cautioned that actual results, levels of activity, safety, performance or events and circumstances could differ materially from those expressed or implied HUTCHMED’s forward-looking statements due to a variety of risks and uncertainties, which include, without limitation, assumptions regarding the safety, efficacy, supply, continued regulatory approval of these therapeutics, and in some cases connected to the risks of the use of other drug products as combination therapeutics. Forward-looking statements are neither historical facts nor assurances of future performance.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they were made and are based on management’s assumptions and estimates as of such date. For further discussion of these and other risks, see HUTCHMED’s filings with the US Securities and Exchange Commission, The Stock Exchange of Hong Kong Limited and on AIM. HUTCHMED undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

Inside Information

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014 (as it forms part of retained EU law as defined in the European Union (Withdrawal) Act 2018).

By Order of the Board

Edith Shih
Non-executive Director and Company Secretary

Hong Kong, January 1, 2025

As at the date of this announcement, the Directors of the Company are:

Chairman and Non-executive Director: Dr Dan ELDAR Executive Directors: Dr Weiguo SU (Chief Executive Officer and Chief Scientific Officer) Mr CHENG Chig Fung, Johnny (Chief Financial Officer)

Non-executive Directors:

Ms Edith SHIH

Ms Ling YANG

Independent Non-executive Directors:

Mr Paul Rutherford CARTER

(Senior Independent Director)

Dr Renu BHATIA

Dr Chaohong HU

Mr Graeme Allan JACK

Professor MOK Shu Kam, Tony